Exhibit 12.1 YUM! Brands, Inc. Ratio of Earnings to Fixed Charges Years Ended 2013 - 2009 (In millions except ratio amounts)

	52 Weeks		53 Weeks	52 Weeks
	2013	2012	2011	2010	2009

Earnings:

Pretax income from continuing operations before cumulative effect of accounting changes	$1,551	$2,145	$1,659	$1,594	$1,396

50% or less owned Affiliates' interests, net	17	(6)	(8)	(7)	(1)

Interest Expense	279	181	203	212	229

Interest portion of net rent expense	359	341	314	298	276

Earnings available for fixed charges	$2,206	$2,661	$2,168	$2,097	$1,900

Fixed Charges:

Interest Expense	$281	$182	$204	$213	$230
Interest portion of net rent expense	359	341	314	298	276

Total fixed charges	$640	$523	$518	$511	$506

Ratio of earnings to fixed charges	3.45	5.09	4.19	4.10	3.75